Exhibit 21

Subsidiaries Listing as of October 2, 2014

The following list details certain of the subsidiaries of Ashford Inc. Subsidiaries not included in the list are omitted because, in the aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Subsidiary	Organized or Incorporated
Ashford Hospitality Advisors LLC	Delaware
AIM General Partner, LLC	Delaware
AIM Management Holdco, LLC	Delaware
AIM Performance Holdco, LP	Delaware
Ashford Investment Management, LLC	Delaware
AIM REHE Funds GP, LP	Delaware
AIM Real Estate Hedged Equity (U.S.) Fund, LP	Delaware
AIM Real Estate Hedged Equity (Cayman) Fund, Ltd.	Cayman Islands
AIM Real Estate Hedged Equity Master Fund, L.P.	Cayman Islands